T. Rowe Price Group, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

July 17, 2012

Via EDGAR filing

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	T. Rowe Price Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 3, 2012
File No. 000-32191

Dear Ms. Hayes:

This letter is in response to the phone call from Ms. Celia Soehner of the SEC Staff to me on June 13, 2012, where she indicated that our responses dated May 1, 2012 to the Staff were acceptable. However, she indicated that with respect to comments 5 and 6, the Staff requested that we provide the additional detail that might have been provided in the 2012 proxy statement, given our response that we would seek to provide additional detail in future proxy statements.

We note that our 2012 annual meeting of stockholders has now occurred and, therefore, any suggested revision to the language of that proxy statement is intended as an example of how the disclosure might change in the future and is not reflective of any need to change the disclosure provided in the 2012 proxy statement. As we noted in our original response to the Staff’s comment letter, we believe that all material information necessary to understand the compensation deliberations of our Executive Compensation Committee (“Committee”) in respect of 2011 was provided. With that understood we set forth below ways in which we might have amplified that disclosure given the suggestions and comments from the Staff.

1. With respect to our disclosure concerning equity incentive awards granted to the named executive officers (NEOs), the following four paragraphs exemplify how we would expand the last two paragraphs from page 24 of our 2012 proxy to provide additional discussion on a retrospective basis to further explain how the Committee determined the number of equity incentive awards granted to the NEOs.

We consider it crucial to maintain a strong association between the compensation of our top managers and professionals, including our NEOs, and the long-term interests of our clients and stockholders. We believe that our long-term equity compensation program is a significant factor in achieving this goal. We utilize comparable level of responsibility among the NEOs and other key professionals and long-term contribution to the Company as key determinants of the number of equity incentive awards. The Executive Compensation Committee does not use any specific formula in determining the number of equity incentive awards granted to our NEOs. Rather, the Committee takes into account the shared leadership structure of our senior management team as described on page 5 of this proxy, the relative levels of corporate management and functional responsibility of each of the NEOs, and their individual long-term contributions to the Company’s achievement of its objectives, as well as considers relevant competitive data for similar roles at peer companies in the investment management and other financial services industries. The Committee also limits the size of grants to the NEOs relative to that of other senior leaders and professionals in the Company to enable the broad participation in the program and support the firm’s highly collaborative culture.

As part of our annual award program, we granted our NEOs options to purchase an aggregate of 410,000 shares of our common stock, representing 7% of all options we awarded to employees in 2011. Accordingly, the vast majority of all option awards, and all restricted stock awards and units, were granted to employees other than our NEOs, reflecting the broad-based nature of the program and our objective to use equity incentives to align the compensation of a significant portion of our senior management and professionals to the long-term success of our stockholders. In addition, the significant ownership of stock by most of our NEOs and the desire to spread out the available pool of equity grants to contributors beyond the NEOs, we granted our NEOs stock incentive awards whose total fair value on the date of grant was lower relative to their total compensation than was the case for many other senior contributors at the Company. The foregoing percentage of option grants for the NEOs excludes option awards granted to non-executive new hires and replenishment options which were automatically granted when shares already owned were relinquished in payment of the exercise price of an outstanding non-qualified option granted prior to November 2004. The Company ceased granting options with a replenishment feature after October 2004.

Equity compensation is intended to represent a material portion of the NEO’s total compensation, generally in the range of 20% to 30% of total compensation over time. As mentioned, the number of equity options is meant to be a long-term reflection of the value added by the individual. Thus, the number of options granted may not significantly change for an NEO from year to year. Further, the “value” of the equity grants fluctuates with market price, and the value of the individual’s cash award component of total compensation varies based upon both how that individual has performed toward annual and longer-term goals and objectives, and how the Company has performed. Therefore, the ratio of the value of the NEO’s annual equity compensation grant, relative to their total compensation, is to some degree a residual calculation influenced by the total compensation of each NEO; which over time normalizes in the 20%-30% range of total compensation.

The 100,000 option awards granted to each of Messrs. Kennedy, Rogers and Bernard in 2011 have remained consistent for each of the last five years and are representative of their performance in the most senior management roles of the Company, their leadership in increasingly global corporate responsibilities, and their contributions to the Firm’s strong relative performance. Option awards of 85,000 granted to Mr. Stromberg in 2011 are reflective of his strong leadership in expanding the Company’s global equity investment management capabilities, the strong investment results of our investment personnel relative to industry benchmarks, and his contributions to helping the Firm meet its goals and objectives as a member of the Company’s Management Committee. Option awards of 25,000 granted to Mr. Moreland in 2011 are reflective of his management responsibilities for financial and other business management operations of the Company, and his contributions in helping the Firm meet its goals and objectives.

2. With respect to our disclosure concerning NEO annual cash incentive awards, the following is a modified version of the first two paragraphs following the 2011 NEO Annual Cash Incentive Awards table on page 26 of our 2012 proxy that provides additional information on a retrospective basis of how the Committee determined the amount of annual cash incentive awards to each NEO.

The incentive bonus award to each NEO was considerably less than the maximum available to him under the 2011 bonus pool. Also, the percentage increase in bonus amounts for the NEOs were less than the percentage increases in the Company’s net revenue, net operating income, net income and earnings per share. The Executive Compensation Committee does not use a formulaic approach in determining the maximum percentage of the pool, the actual percentage of the pool or the actual amount paid to each of the NEOs. Given our shared leadership structure as described on page 5 of this proxy, the Committee subjectively considers, in setting cash compensation for each NEO, their collective performance against the annual goals and objectives as described on pages 23 and 24 above, as well as the individual NEO’s contribution to the achievement of these and longer-term goals and objectives of the Company and the NEO’s individual performance related to their functional responsibilities. In setting the bonus amounts for 2011, the Executive Compensation Committee also took note of the overall relatively strong performance of the Company in a difficult economic environment.

For 2011, the Executive Compensation Committee considered, in the case of Messrs. Kennedy, Rogers and Bernard, their joint responsibility for the overall management and direction of the Company and the overall performance of the Company under their joint leadership. In the case of Mr. Kennedy, the Executive Compensation Committee considered his leadership role and responsibility and performance as our chief executive officer and president, to whom Equity, Fixed Income, Trading, Human Resources, and Finance, directly report, and his position, responsibilities and performance as chairman of our Management Committee and Management Compensation Committee. In the case of Mr. Rogers, the Executive Compensation Committee considered his leadership as chair of the Price Group Board, his significant investment responsibilities and performance managing nearly $33 billion in assets, and his broad-based investment leadership and his performance as chief investment officer. In the case of Mr. Bernard, the Executive Compensation Committee considered his significant role in corporate leadership, including particularly his direct responsibility for the Company’s distribution, operations, technology and legal functions, leadership of the Company’s sponsored mutual funds’ Board, and interactions with UTI Asset Management Company Limited. In the case of Mr. Stromberg, the Executive Compensation Committee recognized his responsibility to manage the Global Equity Management Group and the strong investment results generated by his team. In the case of Mr. Moreland, the Executive Compensation Committee considered his performance as chief financial officer and treasurer, including his direct responsibility for general supervision of all of our reporting and financial management matters, and other business management operations of the Company, including enterprise risk and facilities management functions.

While we have sought to comply with the Staff’s request for examples of additional detail by providing modified example language in the 2012 proxy statement, each year is separate and distinct, and disclosure provided in one year may not be relevant to or indicative of disclosure required, necessary, or applicable in future filings.

We trust this is responsive to your request. If you have any questions regarding our response, you may contact me at (410) 345-3525.

Sincerely,

/s/ Kenneth V. Moreland

Vice President, Chief Financial Officer and Treasurer